Filed Pursuant to Rule 433 of the

Securities Act of 1933, as amended

Registration Statement No. 333-222544

Free Writing Prospectus dated May 25, 2018

IPSCO Tubulars Inc.

IPSCO Tubulars Inc. (the “Company”) has filed a registration statement on Form S-1 (File no. 333-222544) (as amended, the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended, relating to an initial public offering (the “Offering”) of the Company’s common stock, par value $0.01 per share.

On May 24, 2018, Holly Ellyatt of CNBC contacted and spoke with Mr. Vladimir Shmatovich, a member of the Company’s Board of Directors and Vice President for Strategy and Business Development of PAO TMK, the Company’s parent (“TMK”), and subsequently prepared and distributed an article (the “CNBC Article”) entitled “To produce oil one needs pipes’: Russian pipemaker TMK looks to oil’s rise for growth” that included information regarding the Company and quoted certain statements made by Mr. Shmatovich. The CNBC Article was published by various news sources, including youtube.com, newsheadquarter.com, russiancouncil.org, and conicooil.com. The full text of the CNBC Article is attached hereto as Annex A.

On May 24, 2018, Polina Devitt of Thomson Reuters contacted and spoke with Mr. Shmatovich and subsequently prepared and distributed an article (the “Reuters Article” and together with the CNBC Article, the “Articles”) entitled “Russia’s TMK says U.S. unit IPSCO still committed to share listing” that included information regarding the Company and quoted certain statements made by Mr. Shmatovich. The Reuters Article was published by various news sources, including finanzen.at, indttrust.com, newscollected.com, and finanzanchrichten.de. The full text of the Reuters Article is attached hereto as Annex B.

The Articles were not prepared by or reviewed by the Company or any other Offering participant prior to publication. The publishers of the Articles are not affiliated with the Company. The Company made no payment and gave no consideration to the publishers in connection with the publication of the Articles or any other articles published by the publishers concerning the Company. With the exception of statements and quotations attributed directly to Mr. Shmatovich or derived from the Company’s Registration Statement, the Articles represented the authors’ opinions and the opinions of others, which are not endorsed or adopted by the Company or any other Offering participant.

You should consider statements in the Articles only after carefully evaluating all of the information in the preliminary prospectus contained within the Registration Statement and the final prospectus to be subsequently filed with the SEC. In particular, you should carefully read the risk factors described in such preliminary prospectus and in such final prospectus. The Registration Statement has not been declared effective by the SEC, and the information contained therein, including information in the preliminary prospectus, is subject to change prior to the Registration Statement becoming effective and the filing of the final prospectus with the SEC.

Corrections and Clarifications

The Articles contain factual inaccuracies and inconsistencies with the information contained in the Registration Statement. For purposes of correction and clarification, the Company notes the following:

•	The CNBC Article reports that TMK has 12 production sites located in the U.S. and Canada. TMK owns and operates 11 production facilities in the United States and Canada.

•	The CNBC Article reports the employees, capacity, revenue, and gross sales of TMK’s American Division. TMK’s American Division includes entities in addition to the Company and its subsidiaries.

•	The Reuters Article reports that the Company asked for some of its products to be excluded from the recently imposed U.S. steel import tariffs in May. The Company submitted petitions to the Bureau of Industry and Security seeking exclusions from the currently applicable 25% tariff of certain unfinished seamless pipe products that it imports from the TMK Group and manufactures into OCTG for resale in the United States and Canada on April 18, 2018.

Forward-Looking Statements

This free writing prospectus contains forward-looking statements within the meaning of the federal securities laws. Statements that do not relate to historical matters identify forward-looking statements. These statements discuss future expectations, contain projections of results of operations or of financial condition or state other “forward-looking” information. Forward-looking statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict, and there can be no assurance that actual outcomes and results will not differ materially from those expected by the Company’s management. These forward-looking statements involve certain risks and uncertainties, including, among others, that the Company’s business plans may change as circumstances warrant and that the effects of the recently announced tariffs on imports of steel into the United States may not be as expected. Accordingly, investors should not place undue reliance on forward-looking statements as a prediction of actual results. For more information concerning factors that could cause actual results to differ materially from those conveyed in the forward-looking statements, please refer to the “Risk Factors” section of the prospectus included in the Registration Statement. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, changed circumstances or otherwise, unless required by law.

The Company has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in this offering will arrange to send you the preliminary prospectus if you request it from Credit Suisse, Attention: Prospectus Department, 11 Madison Avenue, Level 1B, New York, NY 10010-3643, J.P. Morgan, via Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York, 11717, BofA Merrill Lynch, Attention: Prospectus Department, 200 North College Street, 3rd Floor, Charlotte, NC 28255-0001, Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014 or BTIG, LLC, Attention: Equity Capital Markets, 825 Third Avenue, 6th Floor, New York, NY, 10022. This is not an offer to sell, nor a solicitation of an offer to buy, to residents of any state in which registration and other legal requirements have not been fulfilled.

Annex A

Text of the CNBC Article dated May 24, 2018

‘To produce oil one needs pipes’: Russian pipemaker TMK looks to oil’s rise for growth

Oil prices are rising and higher U.S. production can only be beneficial to us, the head of strategy at Russian pipemaker TMK told CNBC Thursday.

“The sector we’re in is very dynamic now with the oil price at $70-plus for WTI (West Texas Intermediate), we’re seeing very strong drilling activity and the U.S. does not produce all the products it needs so that (means) a lot of imports,” Vladimir Shmatovich said at St. Petersburg International Economic Forum (SPIEF).

TMK’s head of strategy said higher oil prices and higher U.S. production would help the pipemaker, which makes tubular products for the global oil and gas industry, but he conceded that “the oil price is not everything.”

“Some companies have a bigger cushion (to protect against fluctuating oil prices) but some of them are on a very thin edge and when the oil price moves they can be in very big trouble. But our business is different and related to manufacturing as opposed to pure services, so there are higher barriers to entry,” he said.

“I’m not going to say that it (business) doesn’t depend on oil prices, because it does ... But to produce oil one needs pipes.”

TMK is Russia’s largest maker of steel pipes for the oil and gas industry. It has the world’s largest steel pipe production capacity and its pipe shipments totaled 3.78 million tons in 2018.

It employs 42,000 employees around the world, exports to 80 countries and has 27 production sites around the world, 12 of which are in the U.S. and Canada where its TMK IPSCO subsidiary is located. Its American division has 2,000 employees and 1,390 kilo tons of pipe making capacity. Revenue in its American division was $994 million in 2017, on sales of 670,000 tons of product.

Still, being a Russian company operating in America with diplomatic and economic relations between the two superpowers at a low ebb can’t be easy.

International sanctions, first imposed in 2014 for Russia’s annexation of Crimea and its perceived role in a pro-Russian uprising in eastern Ukraine, have hit the country’s banks, energy and arms sector by preventing them from being able to access funding in U.S. dollars. The sanctions have also restricted the Russian energy sector’s access to technology needed for oil and gas exploration.

Shmatovich said his company had not experienced any problems, however.

“Political rhetoric doesn’t make it easy, however we feel quite comfortable and we tend to be quite local. In the U.S. we are in eight states, and we are part of local communities and we have very good relationships with our American counterparts so we don’t really feel it there much.”

The interconnected nature of the industry could do with a calmer and more “benign” business climate, he added.

Annex B

Text of the Reuters Article dated May 24, 2018

Russia’s TMK says U.S. unit IPSCO still committed to share listing

ST PETERSBURG (Reuters)—IPSCO Tubulars, the U.S. subsidiary of Russian oil and gas pipemaker TMK, remains committed to an eventual initial public offering (IPO), TMK said on Thursday.

IPSCO, which halted its IPO in February citing adverse market conditions, said last week that it had filed an amendment to its registration statement with the U.S. Securities and Exchange Commission relating to the proposed share offering.

“We filed the (IPO) prospectus once again last Friday and it is for a reason. The deal is not canceled, it was just postponed in January. We remain committed to this process,” Vladimir Shmatovich, TMK head of strategy, told Reuters on the sidelines of the St Petersburg economic forum.

He declined to comment on the timing of the potential deal. IPSCO said on Friday that the number of shares to be offered and the price range have not yet been determined.

IPSCO, one of the United States’ largest domestic producers and suppliers of seamless and welded steel pipe for the oil and gas industry, depends on the import of some materials from its Russian affiliates which it cannot source in the United States.

In May, it asked for some of its products to be excluded from the recently imposed U.S. steel import tariffs but, according to Shmatovich, has not yet received any response.

“This is because the request for exception is being filed separately on each group of products and there are a great many of them. Several thousands of such requests have been submitted already because every supplier has dozens of such product types, according to our information, and only a few people are looking at all of this,” Shmatovich said.

“That is why no one has received physical answers yet. If one calculates the pace (of the process), it can take more than a year,” he added.

However, that “is not a problem”, he said, because the U.S. steel import tariffs have caused an increase in prices for steel and steel pipes, and TMK continues exporting steel pipes from Russia to the United States.